UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CARGO THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CONCENTRA BIOSCIENCES, LLC

(Name of Filing Persons (Co-Offeror 1))

CONCENTRA MERGER SUB VII, INC.

(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL PARTNERS, LP

(Name of Filing Persons (Co-Offeror 3))

TANG CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Co-Offeror 4))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14179K 101

(CUSIP Number of Class of Securities)

Kevin Tang

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210

San Diego, California 92121

Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of CARGO Therapeutics, Inc., a Delaware corporation (“CARGO”), for: (i) $4.379 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 7, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among CARGO, Parent and Concentra Merger Sub VII, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is CARGO. Its principal executive office is located at 835 Industrial Road, Suite 400, San Carlos, California 94070, and its telephone number is (650) 499-8950.

(b) This Schedule TO relates to the Shares. According to CARGO as of the close of business on July 2, 2025, there were: (i) 46,516,983 Shares issued and outstanding, of which 922,095 Shares constitute Company Restricted Stock; (ii) no Shares held by CARGO in its treasury; (iii) 3,574,041 Shares subject to outstanding Company Stock Options with a weighted-average exercise price of approximately $13.01 per share, 218,676 of which were In-the-Money Options with a weighted-average exercise price of approximately $3.70 per share; (iv) 260,571 Shares subject to outstanding Company Restricted Stock Units; and (v) 1,842,499 Shares subject to Company Pre-Funded Warrants, with an exercise price of $0.001 per Share.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 4. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are Parent, Merger Sub, TCP (as defined below) and TCM (as defined below). Each of Parent’s, Merger Sub’s, TCP’s and TCM’s principal executive office is located at 4747 Executive Drive, Suite 210, San Diego, California 92121. Each of Parent’s and Merger Sub’s telephone number is (858) 281-5372. Each of TCP’s and TCM’s telephone number is (858) 200-3830.

Parent was formed under the laws of the State of Delaware on March 8, 2023 and its principal business is currently to consummate the Offer and effect the Merger pursuant to the Merger Agreement, and to perform its obligations under the contingent value rights agreement, which is in substantially the form attached as Exhibit D to the Merger Agreement (the “CVR Agreement”), following the Merger when CARGO is a wholly owned subsidiary of Parent and the surviving entity from the Merger. The executive officers of Parent are: (i) Kevin Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Parent is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

Merger Sub was incorporated under the laws of the State of Delaware on July 1, 2025 for the purpose of consummating and effecting the Merger pursuant to the Merger Agreement. Kevin Tang is the sole director of Merger Sub, and the executive officers of Merger Sub are: (i) Mr. Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Merger Sub is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

Tang Capital Partners, LP (“TCP”) was formed under the laws of the State of Delaware on August 16, 2002, and is the sole member of Parent. Its principal business is a life sciences-focused investment company.

Tang Capital Management, LLC (“TCM”) was formed under the laws of the State of Delaware on December 19, 2012. TCM is the sole manager of Parent and general partner of TCP. Its principal business is a life sciences-focused investment management company. Mr. Tang is the sole manager of TCM. The executive officers of TCM are: (i) Mr. Tang, President; (ii) Michael Hearne, Chief Financial Officer; and (iii) Ryan Cole, Chief Operating Officer. Each executive officer of TCM is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with CARGO,” “Special Factors—Section 2. Purpose of the Offer and Plans for CARGO” “The Tender Offer—Section 5. Certain Information Concerning CARGO” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for CARGO” “Special Factors—Section 5. Price Range of Shares; Dividends,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for CARGO” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Parent, Merger Sub and the Guarantor” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with CARGO” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. The consideration offered to security holders: (i) consists solely of cash; (ii) any payments of CVR Proceeds will be self-funded (as more fully described in the Offer to Purchase); (iii) the Offer is not subject to any financing condition; and (iv) the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with CARGO” “Special Factors—Section 2. Purpose of the Offer and Plans for CARGO” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit Index
(a)(1)(A)*	Offer to Purchase, dated July 21, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Press Release of CARGO issued on July 8, 2025 (incorporated by reference to Exhibit 99.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated July 7, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VII, Inc. and CARGO Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(2)*	Confidentiality Agreement, dated March 28, 2025, between CARGO and TCM
(d)(3)*	Limited Guaranty, dated July 7, 2025
(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit E of Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2025

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA MERGER SUB VII, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager